RED METAL RESOURCES LTD. 102 - 278 Bay Street Thunder Bay, ON Canada P7B 1R8

RED METAL SIGNS CONTRACT FOR ARTISANAL MINING

THUNDER BAY, ON, February 2, 2022, Red Metal Resources Ltd. (CSE:RMES, OTCQB:RMESF), a mineral exploration company with copper-gold assets in Chile, is pleased to announce that Minera Polymet Ltda, Red Metals' wholly-owned Chilean subsidiary, has signed a rental agreement (the "Contract") with Herman Eleazar Varas Torres (the "Miner"), a Chilean artisanal miner, on the Company's Farellon 1 al 8 mineral concession (the "Farellon Concession").

Under the terms of the rental agreement the Miner will commence activities on the Farellon 1 -8 Concession under a Chilean small miner permit to excavate up to 5,000 tonnes per month of mineralized rock.  All mineralized rock will be sold to Empresa Nacional de Mineria ("ENAMI"), an independent processing facility owned by the Chilean government. The net sales royalty is defined as a percent of the total amount paid by ENAMI for the mineralized material. Under the Contract, the Miner will pay a 10% net sales royalty (the "NSR") of all sales of material to ENAMI, and the 10% NSR will be split by Red Metal and a previously existing NSR holder for the Farellon Concession. Red Metal's portion of the NSR will initially be held back by ENAMI to recover costs for certain payments made by ENAMI.

The Miner plans to focus activities in the north part of a 1.5 kilometre-long zone drilled in 1996, 2009, and 2011 and previously mined by an artisanal miner from 2014-2017. Between December 2014 and February 2017, a previous artisanal miner delivered mineralized material to ENAMI, including a total of 12,905 tonnes of sulphide-mineralized material with an average grade of 1.82% Cu, 5.1 g/t Ag, and 0.19 g/t Au, as well as 1,813 tonnes of oxide mineralized material with an average grade of 1.56% Cu. Contract artisanal operations at the time were completed on seven levels to a depth of approximately 95 metres below surface, as show in the chart below.

Table 1: Summary of Previous Artisanal Mining

Level	Oxide or Sulphide	Tonnes	Cu (%)	Ag (g/t)	Au (g/t)
1 to 3	Oxides	1815	1.57	N/A	N/A
4	Sulphides	2500	1.74	N/A	0.22
5	Sulphides	2253	1.45	5.56	0.40
6	Sulphides	3072	2.06	8.52	0.35
7	Sulphides	5080	1.98	9.62	0.15

Caitlin Jeffs, P.Geo., President & CEO of Red Metal, stated, "Red Metal will gain valuable geological information from the underground mining activities and have access for sampling and mapping purposes.  Red Metal also has the right to purchase material directly from the Miner at any time to submit for metallurgical analysis."

Qualified Person

The technical information in this release has been reviewed and verified by Caitlin Jeffs, P. Geo., President and CEO of the Company and the Qualified Person as defined by National Instrument 43- 101

RED METAL RESOURCES LTD. 102 - 278 Bay Street Thunder Bay, ON Canada P7B 1R8

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company's projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMES

QA/QC

Drilling in 2009 and 2011 drilling completed under the supervision of the Caitlin Jeffs with QA/QC procedures to comply with industry best practices for sampling, chain of custody and analyses. Certified copper, gold and silver reference standards, blanks and duplicates were inserted at the sample processing site as part of the QA/QC program in addition to the control samples inserted by the lab. Samples were prepared and analyzed Acme Labs laboratory in 2009 and Geoanalitica Ltda laboratory in 2011, Both labs are located in Coquimbo, III Region, Chile. Samples are analyzed for gold using Fire Assay-AA techniques and for copper and cobalt using four acid digestion-AAS. All results reported from 2009 and 2011 have passed QA/QC protocols.

Forward-Looking Statements

All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR profile at www.sedar.com. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

The CSE has not approved or disapproved the contents of this news release or passed upon the merits of any of the transactions described herein.

Neither the CSE nor its Regulation Services Providers (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Caitlin Jeffs, P.Geo, CEO

1-866-907-5403

www.redmetalresources.com

invest@redmetalresources.com